October 31, 2007

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

One Station Place

100 F Street, NE

Washington, DC 20549

Attention: Perry J. Hindin

RE:	Teradyne, Inc.

Definitive 14A

Filed April 13, 2007

File No. 001-06462

Ladies and Gentlemen:

Teradyne, Inc. (the “Company”) is responding to the comments of the Staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) in your letter (the “Comment Letter”) dated August 21, 2007 to Mr. Michael A. Bradley, the Company’s President and Chief Executive Officer, with respect to the Company’s Definitive 14A filed on April 13, 2007.

The responses set forth below and supplementary information have been organized in the same manner in which the Staff’s comments were presented in the Comment Letter. A copy of this response letter is also being filed with the Commission through EDGAR.

Equity Compensation, page 21

COMMENT 1: In connection with your discussion of the various elements, you provide some description of how company performance affects compensation levels, but little discussion of individual performance and relative contributions even though your disclosure suggests these are factors in determining compensation. For example, you state that the company’s equity compensation plan for executive officers is designed to, among other things, motivate and reward individual performance and that equity awards are granted to executive officers based upon each officer’s relative contribution, performance, and responsibility within the company. You also state that in setting the annual model compensation of the executive officers, the compensation committee reviews benchmark compensation from peer companies and considers the performance of each executive officer with regard to, among other factors, leadership goals and the operation or activity for which the officer has responsibility. Expand your disclosure to provide an analysis of how individual performance and these other considerations contributed to actual 2006 compensation and 2007 equity grants and incentive targets for the named executive officers.

Securities and Exchange Commission

October 31, 2007

RESPONSE 1:

Individual compensation and equity awards each year take into account individual performance which is used to determine an individual’s model compensation and corporate performance which determines an individual’s realization of eligible compensation, which we refer to as variable compensation. Individual performance is evaluated and considered, along with peer company data, when annual model compensation and target equity awards are set at the beginning of each year in January. The objective is that model compensation for each individual should be competitive with compensation of individuals holding the same or similar roles and responsibilities within the peer companies we used for benchmarking and which are listed in our proxy statement. Variable cash and equity award payouts for executive officers for the year are determined following the end of the year based on the overall performance of the Company and the achievement of the Company’s goals for the prior year. Individual performance is generally reflected in an executive officers contribution to the key goals of the Company, as well as, the performance of his or her business or functional unit and its contribution to the overall performance of the Company. Specifically, for 2006, there were increases to model compensation because the Company’s cash compensation levels fell below the median market position. The 2007 equity awards were increased 9% on average to maintain the median market position.

Change in Control Agreements, page 22

COMMENT 2: You state here and on page 31 that the change in control agreements are designed to promote stability and continuity of senior management and that the changes described on page 31 were made because the compensation committee believes that it is important that the executive team help the board of directors evaluate any potential business transaction independent of their own personal circumstances. Supplement your disclosure to provide an analysis of why you structured and designed the new change in control agreements in the specific manner described on page 31 and how the terms of such agreements serve to accomplish your stated goals. Also discuss how each of these elements fit into your overall compensation objectives and affect decisions regarding other elements. See Item 402(b)(1)(vi) or Regulation S-K.

RESPONSE 2:

In determining the structure and design of the new Change in Control Agreements, the Compensation Committee and the independent directors reviewed executive officer change in control agreements of the peer companies. As a result of that review, it

Securities and Exchange Commission

October 31, 2007

was decided that the structure of the change in control agreements, including the level of payments and benefits provided to the named executive officers under the agreements, should be consistent with those provided by the primary benchmark group identified in our proxy statement.

The Compensation Committee believes that a change in control or a potential change in control creates uncertainty regarding continued employment of its executive officers. This uncertainty may motivate an executive officer to secure a new job prior to the completion of a change in control transaction, which might be detrimental to the shareholders. The change in control agreements provide a retention tool for the executive officers to remain with the Company both during and following the change in control and enable the executive officers to focus on the continuing business operations and the success of a potential business combination rather than on their own continued employment. This results in stability and continuity of operations during a potentially uncertain time. By structuring the agreements to provide severance payments and benefits only if there is both a change in control (or a potential change in control) and a qualifying termination of employment, a potential acquirer is incentivized to continue to employ executive officers following a change in control and the executive is protected if that transition is not successful.

By having change in control agreements which are consistent with our benchmark group, the Company is better able to attract and retain qualified executive officers who can focus on achieving the Company’s strategic and financial goals. Additionally, by eliminating the uncertainty relating to the potential impact on an executive of a change in control, these agreements align the focus of the executive officers with the interests of the shareholders.

Review of the 2006 and 2007 Compensation Decisions, page 23

COMMENT 3: Disclose the various performance criteria, objectives, targets and goals considered in awarding the variable compensation payouts and equity awards discussed on pages 21, 23 and 24 for your fiscal year ending 2006 and 2007. To the extent you believe that disclosure of these criteria, objectives, targets and goals is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also disclose how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty or ease associated with achieving performance goals are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target levels or other factors, please provide as much detail as necessary without providing information that would result in competitive harm. Please provide analysis of the factors considered by the compensation committee prior to the awarding of the variable compensation payouts and equity awards and not merely rely on statements such as those on page 23 that the “achievement of these goals at the target level required aggressive performance from both the executive officers and the company.”

Securities and Exchange Commission

October 31, 2007

RESPONSE 3:

Company-wide Assessment

In January following the close of each fiscal year, the Company’s management makes an assessment of the Company’s performance and payments which could be made under the Company’s variable compensation plan. The Compensation Committee then also assesses the performance of the Company and determines the actual variable-based compensation payment and the actual number of performance-based restricted stock units which will be allowed to continue to vest. Because the Compensation Committee believes it is important that the executive officers’ performance-based compensation be determined by the Company’s performance as a whole rather than by the performance of one division, a single payout percentage is determined for all executive officers. The payout percentage is based on the weighted average performance of all of the Company’s divisions.

2006 Goals and Performance

For 2006, using criteria similar to those used historically, the Compensation Committee (and, in the case of the chief executive officer, the independent directors) considered the Company’s performance against its business plan (which included ten key goals relating to improved financial performance and strategic and competitive positioning of the Company).

After assessing the Company’s 2006 performance against its annual business plan, the Compensation Committee (and the independent directors in the case of the chief executive officer) determined that the Company had significantly improved its financial performance. The Company met or exceeded the targets for all seven financial goals: revenue of $1.38 billion was 10% above target; profit before interest and taxes (“PBIT”) excluding equity compensation was 57% above the target of $125 million; diluted earnings per share was $0.53 per share over the target of $0.48; free cash flow was $344 million or 167% above target; return on invested capital (“ROIC”) resulted in 29% when the target was 24%; maintained the quarterly breakeven operating revenue at or below the target range of $250 to $260 million per quarter; and achieved double digit profitability percentages in all businesses, except the Broadband Test Division.1

[1]

Non-GAAP financial measures referenced in this paragraph are further described here. PBIT is equal to GAAP income from operations. Free cash flow is net cash provided by operating activities less investments in property, plant and equipment. The Company defines ROIC as net income excluding interest, equity compensation and real estate gains divided by average net assets excluding cash and debt. Quarterly operating breakeven revenue is calculated as GAAP operating breakeven revenue (which in turn is calculated as revenue less income from operations divided by 55%) adjusted to reflect variable compensation at breakeven results and to exclude the effects of restructuring and other, net. As used above, profitability percentages are equal to GAAP income from operations excluding restructuring and other, net and allocated compensation (which is comprised of variable compensation, stock-based compensation, 401k discretionary match and profit sharing).

Securities and Exchange Commission

October 31, 2007

In addition to the financial goals, the Compensation Committee also considered the performance of the Company against its strategic goals which were:

1) Winning a specified number of customer design-in targets and gaining a prescribed level of market share.

2) Delivering a new software product release to customers by a specified deadline.

3) Obtaining specific customer adoption of new products.

The Company is not disclosing the specific performance targets for the strategic goals because they represent confidential commercially sensitive information that the Company does not disclose to the public and it believes if disclosed would cause competitive harm. Goals such as design-in wins and market share targets are inherently competitive and if disclosed provide valuable insight of specific customers, markets, and areas where the Company is focusing. The Company believes strategic goals, such as those whose focus is to improve competitive positioning, are naturally challenging due to the strong competition within the markets in which the Company operates. These goals are difficult to achieve because they are heavily contingent upon technological innovations and customer demand which are difficult to anticipate. If the Company is required to disclose the specific performance targets for such goals, competitors could view the 2006 strategic decisions likely to apply to future strategic decisions.

In determining payout amounts, the Compensation Committee weighed the financial goals more heavily than the strategic goals. The Compensation Committee and the independent directors’ evaluation and assessment of the Company’s performance against its ten key goals resulted in a 63% payout for variable compensation. This 63% payout was 26% above the target payout but significantly below the maximum payout of 200%.

2007 Goals

With regard to 2007, the Company has established similar financial and strategic goals that will be used in determining performance-based cash and equity compensation payouts for fiscal year 2007. Following the Compensation Committee’s (and independent directors’) assessment of Company performance and its determination of the payouts for 2007, the Company will include the required information in its Definitive 14A to be filed in 2008.

COMMENT 4: You state that after considering the company’s performance with respect to various factors, such as profitability, cash flow, market share, and research and development initiatives, you approved a variable compensation payout for 2006. You also state that in January 2006, each executive officer received grants which consisted of both time-based restricted stock units and

Securities and Exchange Commission

October 31, 2007

performance-based restricted stock units and that the number of actual performance-based restricted stock units allowed to vest over a two year period was determined in January 2007 after an assessment based on the same factors as the 2006 variable compensation plan in order to provide “consistent and objective criteria for all performance-based compensation.” Such disclosure appears to provide little if any analysis, as to how actual compensation of these two elements for each named executive officer was determined. Discuss in greater detail the various factors considered and how you determined the maximum and actual payouts for each of these elements of compensation, for both 2006 and 2007. For example, were the various company performance measures weighted and if so how? Did you rely on a formula? Even with the use of “consistent and objective” criteria, does the compensation committee, or the independent members of the board, in the case of your chief executive officer, have any discretion in determining such awards and payments? See Item 402(b)(1)(v) and 402(b)(2)(vi) and (vii) of Regulation S-K.

RESPONSE 4:

The assessment for the actual number (or payout) of the performance-based restricted stock units determined by the Compensation Committee allowed to vest was based on the same criteria as the variable compensation payout described in Response 3 above. However, there is a threshold level of Company performance required in order for there to be any payout of performance-based restricted stock units. There is also a maximum payout equity value assigned for each executive officer which is further described in Response 9.

After the annual model compensation is set and the performance-based restricted stock units awards are granted, the Compensation Committee and the independent members of the Board of Directors have the discretion to (a) reject or disagree with management’s assessment of Company’s performance and payments which could be made and (b) approve a cash or equity payout below the maximum cash or equity amount available.

COMMENT 5: You state that each January, either the compensation committee, or the independent members of the board in the case of the chief executive officer, sets a “model compensation” for each executive officer that generally targets a range within the median of the peer company data. You also state that the base salary plus the payout of performance-based variable compensation for the executive officers ranged from 9% to 13% above the model compensation, depending on the executive officer. Disclose the percentile of market represented by the actual model compensation paid for your 2006 fiscal year. For example, was such compensation still within the median of the peer company data or did it represent a higher percentile?

RESPONSE 5:

In 2006, the actual cash compensation paid to the Company’s executive officers was at the 52nd percentile of actual cash compensation paid by peer companies.

Securities and Exchange Commission

October 31, 2007

2006 Equity Award, page 24

COMMENT 6: Supplement your disclosure to explain your rationale for awarding restricted stock units in late 2005 and early 2006 with only a 2 year vesting period given your intent to award grants in 2007 and thereafter with a four year vesting period. For example, was there a particular circumstance in 2006 that the compensation committee considered in granting this shorter vesting period?

RESPONSE 6:

In December 2005, the Compensation Committee issued grants of time-based restricted stock units to employees and in January 2006, it issued grants of both time-based and performance-based restricted stock units to the executive officers. These restricted stock units were subject to two-year vesting because, except as in the case of its chief executive officer, the Company had not issued annual equity grants to its executive officers since January 2004. The Company did not issue an annual equity grant during this time because it was analyzing the impact of FAS 123R and assessing whether to move to a different equity tool. The chief executive officer received an equity grant in May 2004 upon his promotion as the Company’s chief executive officer.

COMMENT 7: Discuss the basis for allocating compensation between time-based and performance-based restricted stock units. See Item 402(b)(2)(iii) of Regulation S-K.

RESPONSE 7:

In allocating compensation between time-based and performance-based restricted stock units, the Compensation Committee reviewed the maximum payout potential of the performance-based restricted stock units and determined that executive officers should receive half of the total equity value permitted based on a continued period of service to the Company (i.e. time-based restricted stock units) and half of the total equity value based on achieving certain performance targets and a continued period of service to the Company (i.e. performance-based restricted stock units). The Compensation Committee believes that a combination of time-based and performance-based equity awards is a means both to support long-term retention of executive officers and to provide incentives to achieve shorter-term corporate goals.

COMMENT 8: You state that the 2006 grants for the named executive officers, consisting of time-based and performance-based restricted stock units, were benchmarked to equity grants of peer companies and were comparable to the market median position. With respect to the performance-based portion of the grant, disclose whether you are referring to the target grants awarded in January 2006 or the number of performance based restricted units that the compensation committee determined in January 2007 would be actually allowed to vest over a two year period. If the former, also disclose how such grants, adjusted following the January 2007 determination, compared to the market of peer-related companies. Were the actual numbers still comparable to the market median position?

Securities and Exchange Commission

October 31, 2007

RESPONSE 8:

In January 2006, total equity value of (a) the performance-based restricted stock units at target performance and (b) the time-based restricted stock units of each executive officer was benchmarked to equity grants of peer companies and was comparable to the market median position. Additionally, the total equity value of (a) the actual number of performance-based restricted stock units determined in January 2007 and allowed to vest and (b) the time-based restricted stock units for each executive officer was also comparable to the market median position and resulted in the 55th percentile of the peer companies.

COMMENT 9: You disclose in the third paragraph of this section that the chief executive officer received a restricted stock unit grant in January 2006 valued at $1,650,000 at target performance, of which $550,000 consisted of performance-based restricted stock units. Supplement this disclosure to briefly explain the mechanics of performance-based restricted stock units. For example, clarify that a restricted stock unit award at target performance is not the maximum amount a named executive officer can receive. Also, so that investors can easily compare each named executive officer’s actual award to the original target and maximum award, consider adding columns to the table on page 24 that list the equity value of performance-based restricted stock units at the target level of performance; the maximum equity value of each officer’s performance-based restricted stock units; and the percentage above the target award represented by the actual number of performance-based restricted stock units allowed to vest.

RESPONSE 9:

A restricted stock unit award at target performance is not the maximum amount an executive officer can receive. Shortly after the end of each fiscal year, the independent directors of the Board in the case of the chief executive officer and the Compensation Committee in the case of all other executive officers, assesses how many performance-based restricted stock units will be allowed to continue to vest for each executive officer using the same criteria as that used for the variable compensation payout. The value of performance-based restricted stock units allowed to vest can be a minimum of $0 to a maximum value of two times the value at target performance. Below is a table showing the values of January 2006 performance-based restricted stock units at target performance, maximum performance and the actual number determined and allowed to vest for each executive officer:

Securities and Exchange Commission

October 31, 2007

Name of Executive Officer	(A) Value of Performance-Based RSUs at Target Performance (Target Award)	(B) Value of Performance-Based RSUs at Maximum Performance (Maximum Award)	(C) Value of Actual Performance-Based RSUs determined and allowed to vest (Actual Award)	(D) Percentage of Actual Award that Exceeds Target Award (C-A)/A
Michael A. Bradley, President and CEO	$550,000	$1,100,000	$907,500	65%
Gregory R. Beecher, VP, CFO and Treasurer	$205,000	$410,000	$338,250	65%
Mark E. Jagiela, President Semiconductor Test Systems	$175,000	$350,000	$288,750	65%
Jeffrey Hotchkiss, President Assembly Test Systems & Diagnostic Systems	$150,000	$300,000	$247,500	65%
Eileen Casal, V.P., General Counsel and Secretary	$110,000	$220,000	$181,500	65%

2007 Equity Award, page 24

COMMENT 10: You state that based on maintaining comparable competitive positioning within the benchmark of peer companies, 2007 RSU grant values at target for executive officers increased an average of 9% over 2006 RSU grant values at target. Identify the comparable competitive positioning you wish to achieve. For example, are you targeting the median of the benchmark? Are you comparing your grants to the 2006 grants or the 2007 grants of comparable companies?

Securities and Exchange Commission

October 31, 2007

RESPONSE 10:

The RSU grant values at target increased by 9% from 2006 to 2007 because the Company wanted to maintain comparable competitive positioning within a range of plus or minus ten percent of the median of the target equity compensation level of the peer companies. In the comparison, the Company relied on 2006 historical peer company grant information for establishing the 2007 grants since 2007 grant information for peer companies was not yet available in January 2007.

Summary Compensation Table, page 26

COMMENT 11: The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1. of Commission Release No. 33-8732A. We note the disparity between your chief executive officer’s compensation and that of the other named executive officers. For example, we refer you to the salary, stock awards and non-equity incentive plan compensation of and the targeted payouts of non-equity and equity incentive awards granted to your chief executive officer as compared to the same elements of compensation of your other named executive officers awards. Please provide a more detailed discussion of how and why your chief executive officer’s compensation differs from that of the other named executive officers.

RESPONSE 11:

The Compensation Committee establishes model compensation for each executive officer taking into account the roles and responsibilities of such executive officer within the Company. Each element of compensation and the aggregate compensation for each executive officer are compared and benchmarked to the same or similar positions of executive officers at peer companies. The level of the chief executive officer’s compensation differs from that of the other named executive officers because of the difference in the chief executive officer’s role and responsibilities and the compensation practices at peer companies. The Company believes it must offer compensation which is competitive in order to attract and retain its executive officers, even though the compensation results in pay differences among its executive officers.

Outstanding Equity Awards at Fiscal Year-End, page 28

COMMENT 12: Disclose by footnote the vesting dates of options and shares of stock at fiscal-year end. See Instruction 2 to Instructions to Item 402(f)(2) of Regulation S-K.

RESPONSE 12:

The vesting dates for the number of options listed under the column entitled “Number of Securities Underlying Unexercised Options (#) Unexercisable” of the Outstanding Equity Awards at Fiscal Year-End Table are as follows: April 28, 2007 for Messrs.

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October 31, 2007

Bradley (23,000), Beecher (20,000), and Jagiela (6,400) and February 3, 2007 for Ms. Casal (20,000). The vesting dates for the number of shares of restricted stock units listed under the column entitled “Number of Shares or Units of Stock That Have Not Vested” of the Outstanding Equity Awards at Fiscal Year-End Table are as follows: January 26, 2007 for fifty percent (50%) of the restricted stock units listed for each executive and January 26, 2008 for fifty percent (50%) of the restricted stock units listed for each executive.

Pension Benefits Table, page 29

COMMENT 13: Present more clearly the disclosure in the first three whole paragraphs on page 29. See Section VI of Commission Release 33-8732A. Please consider rewriting this section so that readers may more readily understand how Mr. Bradley’s credit towards retirement income is calculated.

RESPONSE 13:

In its next Definitive 14A to be filed in 2008, the Company will rewrite the first three paragraphs immediately preceding the pension benefits table so that readers may more readily understand how Mr. Bradley’s credit towards retirement income is calculated.

Company Acknowledgment

As requested by the Commission, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We note the Staff’s general comments with regard to future filings and will apply and reflect the same general principles of disclosure in our future filings with the Commission as contained herein.

If you have any questions with regard to these responses, need further supplemental information or would like to discuss any of the information covered in this letter, please contact the undersigned at (978) 370-3038.

Sincerely, TERADYNE, INC.

/s/ Eileen Casal
Eileen Casal
Vice President, General Counsel & Secretary